DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27622-2350

T 919.786.2000

F 919.786.2200

W www.dlapiper.com

Christopher R. Stambaugh

christopher.stambaugh@dlapiper.com

T 919.786.2040  F 919.786.2240

April 10, 2018

Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Whitestone REIT
Preliminary Proxy Statement on Schedule 14A filed by KBS SOR Properties
LLC, Peter McMillan III, et al.
Filed March 28, 2018
File No. 1-34855

Amendment No. 2 to Schedule 13D filed by KBS SOR Properties LLC,
Peter McMillan III, et al.
Filed December 29, 2017
File No. 5-84834

Dear Mr. Hindin:

On behalf of our client, KBS Strategic Opportunity REIT, Inc., a Maryland corporation, one of the filers of the preliminary proxy statement referenced above and parent of KBS SOR Properties LLC (collectively with the other filers, “KBS”), we are writing to address the comments you raised in your letter dated April 5, 2018. For your convenience, we have reproduced your comments below, along with our responses.

Preliminary Proxy Statement

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following statements and revise accordingly (emphasis added):

•	“Management compensation, in particular the compensation of Whitestone’s Chairman of the Board of Trustees (the “Board”) and Chief Executive Officer, James Mastandrea, is significantly disproportionate to the size and scale of Whitestone and its operations and compensation paid to executives of peer companies...” (page 1)

•	“...we believe the incumbent trustees have approved grossly excessive and poorly designed management compensation to the detriment of Whitestone shareholders...” (page 4)

Peter J. Hindin, Esq.

U.S. Securities and Exchange Commission

April 10, 2018

•	“The Participants intend to vote, and recommend that you vote, AGAINST Proposal 2 because Whitestone’s executive compensation is excessive and misaligned with shareholder interests.” (page 22)

Response: We are supplementally providing support for the statements above.

2.	Refer to the first paragraph on page 2 containing the phrase “[b]ased on the lack of responsiveness by the Chairman of the Board to our compensation concerns expressed to him, the current Board’s history of approving excessive executive compensation, other corporate governance concerns...” Please revise to clarify these other concerns, providing support for such claims to the extent necessary.

Response: In the definitive proxy statement, KBS will revise the disclosure on pages 2-3 and page 10 as shown below (note in particular the first paragraph below with respect to this comment):

Pages 2-3

There are other aspects of Whitestone’s management compensation and corporate governance that we believe do not serve shareholders’ best interests. These include (i) unreasonable and excessive severance terms for management if Mr. Mastandrea is not re-nominated or re-elected to the Board, (ii) a classified Board, ~~and bars which prevent shareholders from amending~~(iii) requiring a majority of the voting power to call a shareholder meeting, (iv) not permitting shareholders to remove a trustee except for cause and with a two-thirds vote, and even then the vacancy may only be filled by the remaining trustees, and (v) and not permitting shareholders to amend the Amended and Restated Bylaws of Whitestone (the “Bylaws”) ~~or effecting other governance changes~~. Based on the lack of responsiveness by the Chairman of the Board to our compensation concerns expressed to him, the current Board’s history of approving excessive executive compensation, the other corporate governance concerns expressed above and our evaluation of how shareholder values might best be enhanced, we decided to seek a more effective shareholder voice on the Board by electing trustees who were both independent and not selected by the current Board. We believe the Nominees we chose and who have agreed to run and serve, if elected, are highly qualified and will bring a new and badly needed shareholder voice to the Board and will provide oversight and accountability on compensation and governance matters. We also decided to seek greater shareholder accountability from the Board by requesting that it declassify itself so that all trustees come up for election annually.

We are not seeking control or change in management. We want effective oversight of management compensation and good corporate governance. We are seeking only two of the seven seats on the Board, for the purpose of giving shareholders like ourselves a voice on the issues summarized above. We also would prefer not to run against Nandita Berry. She was appointed to the Board only recently in September 2017. The current Board, however, chose to assign her the shortest of terms from among the staggered three year terms to which trustees are elected and subjected her to election at this year’s Annual Meeting of shareholders. If our Nominees are elected, they will advocate increasing the size of the Board for the reappointment of Ms. Berry. Jack Mahaffey, however, must be replaced after his long history of ~~poor representation of shareholders~~oversight and approval of executive compensation, particularly for his work on the Compensation Committee where he served as Chairman from 2006 until recently and even now continues as a member. Mr. Mahaffey has been on this Board since 2000, and after nearly 18 years we believe he should be recognized de facto as an inside director.

~~A board has a heightened responsibility wherever the interests of management and shareholders may not align. We believe Whitestone’s current Board has failed badly when it comes to overseeing and administering executive compensation and has been similarly tone deaf in overall corporate governance.~~ While Whitestone added three new trustees to the Board in 2017, these new trustees were handpicked by existing trustees who for a long time have served as the core group of the Board. We welcome the new

Peter J. Hindin, Esq.

U.S. Securities and Exchange Commission

April 10, 2018

trustees but have no reason to believe they will be any more effective than the core group that picked them in reigning in executive compensation or redressing Whitestone’s other governance weaknesses. David Taylor, one of their new trustees, was on the Board for the 2017 Annual Meeting of shareholders~~. He, like the rest of the Board, was blind to shareholder concerns on executive pay~~. He joined the rest of the Board in unanimously recommending that shareholders vote FOR Board proposals on the (i) 2018 Long Term Equity Incentive Ownership Plan, (ii) Advisory Vote on Executive Compensation and (iii) Advisory Vote on the Frequency of the Advisory Vote on Executive Compensation. Each of these proposals was extremely unpopular with shareholders and, despite there being no organized opposition, shareholders roundly defeated two of these Board proposals and for the other proposal, more than 40% of shareholders casting votes expressed their displeasure by voting AGAINST.

~~The current Board, including the new trustees, have shown no interest in rectifying Whitestone’s staggered Board, exclusion of shareholders from any voice on its Bylaws or the other governance weaknesses for which Whitestone has been loudly criticized. We believe they are unlikely to do so.~~

The current Board sidestepped any recommendation on our proposal that it de-stagger itself. ~~It~~In Whitestone’s Proxy Statement, the Board states instead that they believe there are valid arguments for and against staggered boards, and that it wants to allow shareholders to express their views on this subject without being influenced by a Board recommendation. We think they are wrong. There is widespread recognition that staggered boards are highly disfavored by investors. ~~We believe their real reason for claiming neutrality and not recommending against our proposal is to avoid losing and having to add another loss to their already impressive list of shareholder vote losses.~~

~~Even in matters as simple as assuring all shareholders have equal access to all sides of the arguments at this year’s Annual Meeting, the current Board has stacked the deck against shareholder equal access. Whitestone’s share register does not disclose the beneficial owners of approximately 94% of Whitestone’s Common Shares. Whitestone, however, has not provided us with a Non-Objecting Beneficial Owners (NOBO) list that would provide access to some of these owners. We have asked Whitestone for a copy of the list. Whitestone, under direction of the current Board, unapologetically rejected our request and obviously sees nothing wrong with depriving shareholders access to all information and arguments they might consider relevant to their votes at the Annual Meeting.~~

We therefore are seeking your support to elect our Nominees, Kenneth H. Fearn, Jr. and David E. Snyder, to two of the three seats on Whitestone’s staggered Board that are up for election this year by voting FOR the Nominees on the BLUE proxy card furnished with this Proxy Statement. We also are asking you to use the BLUE proxy card to vote FOR our advisory shareholder proposal that requests the Board declassify itself so that all trustees are elected annually instead of, as is currently the case, for three-year terms that are staggered so that as close as possible only approximately one third (1/3) of the Board is up for election each year (the “Shareholder Proposal”). Our proposal that the Board be declassified is made as a request to the Board rather than an amendment to Whitestone’s Declaration of Trust because under Whitestone’s Declaration of Trust and Bylaws, shareholders do not have any power or authority to make the change on their own.

Your vote is important. Please consider the information provided in this Proxy Statement carefully and vote the BLUE proxy card FOR our Nominees and FOR our Shareholder Proposal requesting elimination of the staggered board. ~~We ask that you pay special attention to this Proxy Statement and other written proxy material we send you as Whitestone has imposed a significant barrier to deprive shareholders of the same telephonic and other direct access to us as they have to the Board and its arguments.~~

Peter J. Hindin, Esq.

U.S. Securities and Exchange Commission

April 10, 2018

We do not have objections to Ms. Berry’s membership on the Board, but rather are seeking her seat so that we can have two trustees on the Board. We believe two seats are needed to ensure that our trustees are able to make and second motions for debate and consideration. We would support increasing the size of the Board to reappoint Nandita Berry, who was just appointed to the Board in 2017, but Jack Mahaffey, however, must be replaced after his long history of ~~poor representation of shareholders~~oversight and approval of executive compensation, particularly for his work on the Compensation Committee where he served as Chairman from 2006 until recently and even now continues as a member. Mr. Mahaffey has been on this Board since 2000, and after 18 years, we believe he should be recognized de facto as an inside director.

3.	Refer to the third paragraph on page 2 containing the sentence “[a] board has a heightened responsibility wherever the interests of management and shareholders may not align.” It is our understanding that such statement is not supported by Maryland corporate law. Refer to Section 2-405.1 of the Maryland General Corporation Law. Please advise or revise such statement to remove the implication that the board has such “heightened” legal obligations.

Response: In the definitive proxy statement, KBS will revise the disclosure as shown in our response to comment 2 above.

4.	We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of Whitestone’s Board, all without adequate factual foundation. For example, but without limitation, we note the following statements (emphasis added):

•	“David Taylor, one of their new trustees, was on the Board for the 2017 Annual Meeting of shareholders. He, like the rest of the Board, was blind to shareholder concerns on executive pay.” (page 2)

•	“...Jack Mahaffey, however, must be replaced after his long history of poor representation of shareholders, particularly for his work on the Compensation Committee where he served as Chairman from 2006 until recently and even now continues as a member” (page 10)

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Response: In the definitive proxy statement, KBS will revise the disclosure as shown in our response to comment 2 above. In addition, we acknowledge your comment above more generally with regard to soliciting materials. We have reviewed the proxy statement and conclude no further changes are needed.

5.	Refer to the first whole paragraph on page 3 and the following phrases contained therein:

•	“...the current Board has stacked the deck against shareholder equal access”

•	“[Whitestone] obviously sees nothing wrong with depriving shareholders access to all information and arguments they might consider relevant to their votes at the Annual Meeting”

Peter J. Hindin, Esq.

U.S. Securities and Exchange Commission

April 10, 2018

It is our understanding that Whitestone did not have a current NOBO list at the time of KBS’ request and does not have one at present. Please advise or revise the disclosure to remove the implication that Whitestone has intentionally withheld the NOBO list.

Response: In the definitive proxy statement, KBS will revise the disclosure as shown in our response to comment 2 above.

6.	Refer to the first whole paragraph on page 17 and the statement that “...on the afternoon of December 28, 2017, SOR Properties delivered timely notice in accordance with the Bylaws of its intention to nominate the Nominees [defined to mean Kenneth H. Fearn, Jr. and David E. Snyder] for election to the Board at the Annual Meeting and to bring the Shareholder Proposal for a vote at the Annual Meeting (the “Notice”).” It is our understanding that KBS’ Notice indicated its intent to nominate a total of three nominees at the Annual Meeting, including Messrs. Fearn and Snyder as well as Ms. Susan L. Harris. Please revise accordingly.

Response: In the definitive proxy statement, KBS will revise the text identified above as shown below:

Therefore, on the afternoon of December 28, 2017, SOR Properties delivered timely notice in accordance with the Bylaws of its intention to nominate ~~the Nominees~~three individuals for election to the Board at the Annual Meeting and to bring the Shareholder Proposal for a vote at the Annual Meeting (the “Notice”).

7.	Refer to the second to last paragraph of page 23 regarding the rules of the New York Stock Exchange. To the extent that KBS does not mail its proxy materials to every account, please reconcile such disclosure with that of Whitestone’s disclosure in the third whole paragraph of page 5 of its definitive proxy statement which indicates that “because KBS has indicated its intention to deliver proxy materials in opposition to our Board of Trustee nominees,” brokers will not have discretion to vote on any matters without voting instructions “with respect to accounts to which KBS mails its proxy materials.”

Response: In the definitive proxy statement, KBS will revise the text identified above as shown below:

BROKER NON-VOTES

A broker non-vote occurs when a nominee, such as a brokerage firm, bank or other agent, holding Common Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary authority with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner. Brokers, banks or other agents that have not received voting instructions from their clients cannot vote on their clients’ behalf with respect to “non-routine” proposals but may vote their clients’ shares on “routine” proposals.

Under applicable rules of the NYSE, Proposal 1 (election of trustees), Proposal 2 (advisory vote on executive compensation) and Proposal 4 (non-binding shareholder proposal to declassify the Board) are non-routine matters and a broker, bank or other agent does not have discretionary authority to vote on such proposals. Conversely, Proposal 3 (ratification of the appointment of our independent registered public accounting firm) is a routine matter and brokers, banks or other agents have discretionary authority to vote on such proposal.

~~Given~~However, given the contested nature of the election, the rules of the ~~New York Stock Exchange~~NYSE governing brokers’ discretionary authority do not permit brokers to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether “routine” or not, with respect to shareholders that receive proxy materials from both Whitestone and KBS. Therefore, absent instructions from the beneficial owner of the Common Shares, a broker is not entitled to vote shares on any of the proposals with respect to accounts to which both Whitestone and KBS deliver their respective proxy materials.

Peter J. Hindin, Esq.

U.S. Securities and Exchange Commission

April 10, 2018

Schedule 13D

8.	Based on our review of the amendments to the Schedule 13D filed on June 21 and December 29, 2017, it appears that the filing parties’ purchase of 24,000 Whitestone shares on August 29, 2017 resulted in an acquisition of beneficial ownership equal to more than one percent, constituting a material change under Exchange Act Rule 13d-2 and necessitating that the parties promptly file an amendment to the Schedule 13D disclosing such change. Please advise.

Response: KBS’s Schedule 13D reported its intention to continue to acquire Whitestone common shares until it held up to 9.6% of the outstanding shares. Amendment No. 1 to the Schedule 13D filed on June 21 shows that it beneficially owned 3,215,193 shares, or 8.45% of the 38,056,049 shares most recently reported by Whitestone at the time. KBS calculated its August 29 purchase of 24,000 shares to increase its ownership to 3,603,189 shares, or 9.35% of the 38,523,055 shares most recently reported by Whitestone at the time, less than a 1% increase in the percentage ownership reported in the June 21 amendment. KBS did not make any additional purchases between then and the December 29 amendment, in which it reported all purchases including the August 29 purchase.

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I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me at (919) 786-2040 or by email at christopher.stambaugh@dlapiper.com.

Sincerely,

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh